September 28, 2009

VIA EDGAR AND HAND DELIVERY
Larry Spirgel
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, DC 20549

RE:           Camden Learning Corporation
Preliminary Proxy Statement on Schedule 14A
Filed August 25, 2009
File No. 000-52919

Dear Mr. Spirgel:

On behalf of Camden Learning Corporation (“Camden”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder the Amended Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) to our Preliminary Proxy Statement on Schedule 14A previously filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 25, 2009 (the “Preliminary Proxy Statement”), together with this letter.

This letter responds to the Staff’s comments set forth in a letter dated September 22, 2009 with respect to the Preliminary Proxy Statement which was filed in connection with the proposed acquisition.  Marked courtesy copies of this filing are being sent via overnight courier to yourself, Jay H. Knight, Inessa Kessman and Kyle Moffatt.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Proxy Statement Cover Page

Summary of Material Terms

1.
Please revise here and throughout your proxy statement to clearly disclose that Robert Buckingham, the current President, CEO, and Chairman of Dlorah, is the beneficial owner of 100% of Dlorah’s outstanding common stock.

We have made the requested revision in this section and throughout the Amended Preliminary Proxy Statement.

2.
Please disclose that the transaction consideration has an approximate aggregate value of $ _____ million. In this regard, we note that you disclose on page 152 that the transaction consideration has an approximate aggregate value of $152.8 million. However, we also note that Signal Hill’s analysis on page 99 assigns a value to the transaction consideration of $143.8 million. Please include disclosure explaining any discrepancy.

We have revised the Amended Preliminary Proxy Statement to consistently reflect a transaction value of $143.8 million in accordance with Signal Hill’s analysis.

3.	Please disclose how much it will cost to redeem the company’s publicly traded warrants if the Warrant Redemption Proposal is approved.

We have added disclosure stating that, “If the Warrant Redemption Proposal is approved, the maximum potential cost to redeem the Warrants would be approximately $3,313,000”, in accordance with the Staff’s comment.

4.
We note that the merger consideration will be adjusted depending on the price of Camden common stock during the 10 trading day period ending immediately preceding the closing. Please revise to disclose how much additional consideration will be paid (including the value of such shares) for each $0.50 decline in the price of your stock below the $7.00 per share mark. In this regard, we note that Section 1.3(c) of the Amended and Restated Agreement and Plan of Reorganization attached as Annex I provides that if the average of the closing sales price was $6.50 per share, a shortfall of $9,265,000 would occur and that Camden would make up this shortfall by increasing the number of shares of common stock into which the Class A Common Stock would be convertible by 1,425,385 additional shares.

In accordance with the Staff’s comment, we have added disclosure regarding the adjustment, stating that, “This adjustment, if necessary, will result in the Class A Stock being convertible, in the aggregate, for an additional (i) 1,425,385 shares of Common Stock (having an aggregate value of $9,265,002) if the average of the closing sales price of the Common Stock for the 10 trading day period ending immediately before the closing of the Transaction is $6.50, (ii) 3,088,333 shares of Common Stock (having an aggregate value of $18,499,998) if the average of the closing sales price of the Common Stock for the 10 trading day period ending immediately before the closing of the Transaction is $6.00, and (iii) 5,053,636 shares of Common Stock (having an aggregate value of $27,794,998) if the average of the closing sales price of the Common Stock for the 10 trading day period ending immediately before the closing of the Transaction is $5.50."

5.
In the penultimate paragraph of this section, you state that your “officers may solicit proxies by telephone or fax, without receiving any additional compensation for their services.” Please confirm that you will file all written soliciting materials, including scripts and outlines used to solicit proxies by telephone.

We have added disclosure confirming that, “We will publicly file all such written soliciting materials, including scripts and outlines used to solicit proxies by telephone, with the SEC”, in accordance with the Staff’s comment.

Questions and Answers about the Proposals, page 4

What is being voted on?, page 4

6.
We note that warrant holders will be asked to consider and vote upon a proposal to amend the terms of the warrant agreement governing the company’s Section 12(g) registered warrants in order to require the redemption by the company of all of the outstanding warrants upon the consummation of the merger. Please provide us with your legal analysis as to why this would not constitute a going-private transaction subject to Rule 13e-3. If your answer relies on the current number of warrant record holders, please confirm in your response such number. For questions related to how to count the number of record holders, please see Question 152.01 of the Exchange Act Rules’ Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

Rule 13e-3 applies to any transaction or series of transactions which has or have a reasonable likelihood of producing the effects described in Rule 13e-3(a)(3)(ii), namely (A) causing an equity security to become eligible for termination of registration under the Securities Exchange Act of 1934 because there are no longer 300 or more holders of such equity security or (B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.  We confirm that the number of record holders of the warrants is less than 300.  Specifically, there are 30 record holders of the warrants, as calculated pursuant to Rule 12g5-1 of the Exchange Act and Question 152.01 of the Exchange Act Rules Compliance and Disclosure Interpretations.  As noted in Question 104.01 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13e-3 Compliance and Disclosure Interpretations, if an issuer was already eligible to terminate its registration for an equity security under Section 12(g) or to suspend its obligation to report under Section 15(d), the subsequent transaction would not be deemed to have “caused” the class of securities to become eligible for termination of registration or suspension of the obligation to report. Since the Company has and will have less than 300 warrant holders prior to the commencement of the warrant redemption, the reduction in the number of warrant holders pursuant to the warrant redemption will not "cause" the going private effect specified in Rule 13e-3(a)(3)(ii)(A).  In addition, the warrants are not listed on any national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.  While the warrants currently trade on the OTC Bulletin Board, Question 104.03 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations states that, for purposes of Rule 13e-3(a)(3)(ii)(B), the OTC Bulletin Board is not considered an “inter-dealer quotation system of a registered national securities association.”  Consequently, the redemption of the warrants will not result in either (A) or (B) above and Rule 13e-3 therefore does not apply.

Why is Camden proposing the Warrant Redemption Proposal?, page 7

7.
Please explain why the 2,800,000 founder warrants held by Camden Learning, LLC are being excluded from the Warrant Redemption Proposal, and instead being exchanged for 250,000 shares of restricted Common Stock. Also, explain how you arrived at this valuation.

In accordance with the Staff’s comment, we have added disclosure stating that, “The 2,800,000 warrants held by Camden Learning, LLC, our sponsor, that were purchased in a private placement concurrent with our IPO are excluded from the Warrant Redemption, and are instead being exchanged for 250,000 shares of restricted Common Stock, so that the sponsor and its affiliates continue to have an interest in our success following consummation of the Transaction.  The determination that such warrants would be exchanged for 250,000 shares of restricted Common Stock was determined based on what the parties felt was an appropriate post-Transaction capitalization and ownership structure.”

How do I exercise my redemption rights?, page 9

8.
In the fourth paragraph, you state that a shareholder may exercise his or her redemption right by checking the box on the included proxy card. However, the form of proxy included does not include such a box. Please revise accordingly.

We have revised the proxy card to include such a box in accordance with the Staff’s comment.

9.	Please revise to disclose that holders of IPO Shares are entitled to redeem each share of common stock that he/she holds for approximately $ __ .

We have revised the second paragraph of the noted section to state that, “The Transaction must have been approved and consummated in order for stockholders to receive the redemption amount of $7.92 per share of Common Stock”, in accordance with the Staff’s comment.

Since Camden’s IPO Prospectus did not disclose that funds..., page 11

10.	In the answer to this question please revise the third sentence to correct the typographical error “(ii) (iii),” and include any additional disclosure necessary to clarify.

We have revised the third sentence to correct the typographical error and have clarified the disclosure contained therein in accordance with the Staff’s comment.

What happens if the Transaction is not consummated or is terminated? page 12

11.	Revise to disclose that the total amount available for distribution would be approximately $___ million, or $___ per share. Your estimate should include account interest.

We have revised the disclosure to state that, “The total amount available for distribution is expected to be approximately $7.92 per share”, in accordance with the Staff’s comment.  We feel that providing an aggregate dollar amount is potentially materially misleading as the extent of fees and expenses we can be expected to incur in connection with (1) the Transaction up until the time it is terminated, (2) potential third party claims to which we may become subject and (3) our dissolution, cannot readily be estimated with any degree of certainty.  While we realize such fees and expenses could also affect the per share amount, we believe the number most relevant to investors is the per share distribution amount from the trust account.

How is management of Camden voting?, page 13

12.	Please indicate how you will inform stockholders of company open market purchases.

We have revised this language throughout the Amended Preliminary Proxy Statement to indicate that all such open market purchases by the sponsor have now occurred and that, “Camden Learning has purchased an additional 503,187 shares of Common Stock in the open market at an average price of $7.90 per share, for an aggregate of $4,000,000.”

Summary, page 17

The Merger Proposal, page 19

13.
In the second paragraph on page 20 relating to Class A Common Stock, please revise to state that Class A Common Stock automatically converts to Common Stock at the conclusion of two years. Also, please disclose the total cost of this dividend payment assuming the Class A Common Stock remains outstanding for the entire period.

In accordance with the Staff’s comment, we have revised this language to indicate that, “On December 1, 2011, all then outstanding shares of Class A Stock shall automatically be converted into shares of Common Stock at the then effective conversion ratio, and all accrued but unpaid dividends shall be paid to the holders thereof.  Assuming the conversion ratio is 157.3 shares of Common Stock for every 1 share of Class A Stock outstanding and all shares of Class A Stock issued upon consummation of the Transaction remain outstanding as of December 1, 2011, the total cost of the dividend payment for the Class A Stock is expected to be $13,842,400.  Upon such payment, the holders of Common Stock would also receive a payment equal to one-fourth the per-share amount paid to the holders of Class A Stock.”

14.
Please clarify whether the one-fourth dividend payment to holders of Common Stock will accrue to the same extent as the Class A Common Stock. For example, if no dividends are paid in year one, and a dividend is then awarded to holders of Class A Common Stock in the 1st quarter of year two in the amount of $0.11, will holders of Common Stock receive one-fourth of $0.11, or one-fourth of $0.55?

In accordance with the Staff’s comment, we have clarified this language to indicate that, “Dividends payable to the holders of Common Stock shall accrue and be payable on the same basis and at the same time as any dividends are paid on the Class A Stock.”

Rescission Rights, page 27

15.	Advise why no contingent liability has been provided for in your pro forma financial statements as a result of the risk of rescission.

We have not provided for a liability for rescission rights in the pro forma financials statements, as we believe the likelihood of a claim is remote since stockholders who do not approve the Transaction will have the right to receive their pro rata portion of the trust account by voting against the Transaction and requesting a redemption of their shares.  We believe such stockholders would find payment under such redemption rights would offer more likely and more timely return on their investment than bringing a claim for rescission rights.  While we cannot predict with certainty whether stockholders will not bring such claims against us, we believe the possibility of stockholders voting for the Transaction (or voting “no” and then not requesting redemption of their shares) and then subsequently bringing a rescission claim and being successful in such claim is remote and inestimable at this time.  As such, we have not recorded a liability in the pro forma balance sheet.

Opinion of Signal Hill Capital Group LLC, page 28

16.	Revise to disclose that if the 15,730,000 shares of Common Stock currently underlying the Class A Common Stock must be increased, the fairness opinion cannot and should not be relied upon.

In accordance with the Staff’s comment, we have revised the disclosure to indicate that, “To the extent the number of shares of Common Stock into which the Class A Stock is convertible is increased above 15,730,000, or if the terms of the Transaction change after the issuance of the opinion, the fairness opinion cannot and should not be relied upon.”

17.
We note that your fairness opinion cannot and should not be relied upon if the company is required to increase the number of shares underlying the Class A Common Stock as disclosed on page 95. Disclose whether it is the intent of Camden’s board of directors to re-solicit shareholder approval of the transaction if it is later determined that the fairness opinion should no longer be relied upon. If you do not plan on re-soliciting shareholder approval in such circumstance, please disclose whether the board intends to obtain a new fairness opinion in order to satisfy Section 6.2(i) of the Merger Agreement, which is the condition that Camden receive a fairness opinion from an independent investment bank stating that the merger consideration to be paid is fair from a financial point of view.

In accordance with the Staff’s comment, we have added disclosure stating that in the event the fairness opinion cannot be relied upon, “Camden's board of directors has determined not to re-solicit stockholder approval of the Merger Proposal or obtain a new fairness opinion, and may determine to waive its closing condition requiring it to have received a fairness opinion.”

Selected Unaudited Pro Forma Condensed Combined Statement of Income, page 36

18.
We note that you are accounting for this transaction as a “reverse merger” and recapitalization with Dlorah being deemed as the accounting acquirer. Please tell us in detail why you believe that Dlorah is the accounting acquirer in accordance with paragraphs 8-9 and A10-A15 SFAS 141R.

While we believe the transaction qualifies as a recapitalization and is outside of the scope of SFAS 141R, we believe the guidance in 141R supports that Dlorah is the accounting acquirer.  In arriving at that conclusion, we reviewed all of the facts and circumstances outlined in 9 and A12 of SFAS 141R as outlined below:

The guidance in ARB 51, as amended, shall be used to identify the acquirer—the entity that obtains control of the acquiree. Immediately following the Closing, Dlorah’s shareholders will obtain control of the combined entity as discussed below.

The relative voting rights in the combined entity after the business combination.  Immediately following the Closing, Dlorah’s shareholders will own at least seventy percent (70%) of the Company’s outstanding shares, on a fully diluted basis.

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest.  As stated above, Dlorah’s shareholders will own at least seventy percent (70%) of the combined entity’s outstanding shares.

The composition of the governing body of the combined entity. The combined entity’s Board of Directors will be comprised of six members, four of whom will be initially appointed by Dlorah.  Additionally, immediately following the consummation of the transaction, a three member executive committee will be formed and will have authority as granted by the Board of Directors.  Such committee will be comprised of Mr. Buckingham (as Chairman) and Dr. Gallentine, both of whom are Dlorah representatives.

The composition of the senior management of the combined entity.  The combined entity’s management will be comprised of Dlorah’s current management team, including but not limited to their President, Dr. Gallentine and Chief Executive Officer, Dr. Shape.

The terms of the exchange of equity interests.  As Camden Learning Corporation is a Special Purpose Acquisition Corporation, the stock trades at close to trust value.  In determining the fair value of the equity interests exchanged, the trust value was utilized.

After considering all of the fact and circumstances outlined above, we reached the conclusion that Dlorah was the accounting acquirer as they will control the voting rights, as well as the Board of Directors, and their management team will be the management team of the combined entity.

19.	Please disclose whether you are presenting your pro forma financial statements in accordance with SFAS 141R.

While we considered SFAS 141R, we believe the transaction is not a business combination but a recapitalization outside the scope of SFAS 141R.  As such, the pro forma financial statements are not in accordance with SFAS 141R.  We believe the transaction qualifies as a reverse recapitalization with a shell company.  Camden is the shell company as it is publicly traded and has nominal operations and assets, consisting of cash and cash equivalents and nominal other assets.  Camden, a non-operating public shell, is acquiring Dlorah, a private operating company.  Dlorah’s owners and management will have actual and effective voting and operating control of the combined entity.  The transaction is equivalent to the issuance of stock by Dlorah for the net monetary assets of Camden accompanied by a recapitalization.

20.	Please add a note to your pro forma financial statements discussing the pending adoption of SFAS 160 and the expected impact on the financial statements

We have added disclosure regarding the pending adoption of SFAS 160 and the expected impact on the financial statements.

2. Pro Forma Adjustments, page 40

21.
We note your adjustment (h) for payment of the $0.44 dividend per converted share on the Class A Shares and payment of the $0.11 dividend per share on the Common Stock. However, on page 39 you state that “when and if a dividend is paid on the Class A Stock.” Please tell us and disclose how you determined that the payment of these dividends is factually supportable. If it is factually supportable, it is unclear to us why you did not reflect this use of cash in your pro forma balance sheet. If not factually supportable, please adjust accordingly.

The Class A Shares are entitled to a dividend payment of $0.44 per converted share, as set forth in the Merger Agreement.  We have revised the disclosure on page 39 to state that a dividend will be paid on the Common Stock, “when a dividend is paid on the Class A Stock.”  The payment of the dividends is factually supportable as is documented in the Merger Agreement.  The language from the Merger Agreement is as follows:

“Upon issuance, the Class A Stock shall have the same rights, privileges and preferences as, and shall in all respects be pari passu with, the Common Stock, except that the Class A Stock (i) will be entitled to receive an annual cumulative preferred dividend, paid quarterly, of $0.44 per share of Common Stock into which such Class A Stock converts, on an as-converted basis (the “Class A Dividend”), (ii) will be convertible into 15,730,000 shares of Common Stock, as may be adjusted pursuant to this Section 1.3, (iii) will vote on an as-converted basis, and (iv) will have such other rights and preferences as further described in the Statement of Designations attached hereto as Exhibit C.  The Common Stock will be entitled to receive an annual dividend of $0.11 per share, payable as and when the Class A Dividend is paid.  All dividend payments on the Common Stock shall be subject to corporate governance practices and procedures and to review and modification at any time and from time to time by the Board of Directors of the Surviving Company.”

We did not adjust the cash in the pro forma balance sheet for the payment of the dividends as the balance sheet assumes that the Transaction occurred on that date and the payment of the dividends will not occur upon consummation of the Transaction.  The dividends will accrue quarterly throughout the year and therefore have been included in the pro forma statements of operations, which assume the Transaction occurred on the first day of the period.  The timing of the payment of the dividends is at the discretion of the Board of Directors.

22.
We note your adjustment (j) to eliminate minority interest expense. Please tell us and disclose in detail information regarding how the current stockholders of Dlorah plan to true-up their accounts with minority owners.

We have eliminated the adjustment to eliminate minority interest expense on the pro forma income statement.  Adjustment (j) has been revised to further disclose how the majority of the minority interest accounts will be brought to zero as part of the Transaction.

23.	We note your adjustment (k). Please disclose specific and detailed information regarding the payment of certain obligations to related parties.

We have added additional disclosure regarding the payment of certain obligation to related parties.  Please see adjustment (k) of the pro forma financial statements for further detail.

Risk Factors, page 42

If any of the education regulatory agencies that regulate NAU do not approve…, page 44

24.
Please disclose whether you have submitted a description of the proposed transaction to the Department of Education, and if not, when you plan to do so. If you have submitted a description, please disclose whether you have received any response.

In accordance with the Staff’s comment, we have added disclosure stating that, “The Department of Education is reviewing NAU’s request and to date has not provided a final determination regarding whether the Transaction will trigger a change of ownership or control requiring the Department of Education’s approval under pertinent regulations.”

25.
In the second paragraph of this section, you state that the Department of Education may require NAU to post a letter of credit in the amount of 25% or more of the Title IV Program funds utilized by NAU in its most recently completed fiscal year. Please revise to disclose an estimate of how much this letter of credit would cost the company.

In accordance with the Staff’s comment, we have added disclosure stating that, “Based on Dlorah’s May 31, 2009 audited financial statements, the principal amount of such a letter of credit would be approximately $9,969,351.  NAU estimates that it could cost $150,000 to $200,000 to obtain such a letter of credit.”

If NAU does not meet specific financial responsibility standards…, page 49

26.
We note from your disclosure on page 113 that the Department of Education assigns a composite score based on financial strength on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength, and that a financial institution must be at least a 1.5 for the institution to be deemed financially responsible. Since the Department of Education determined that NAU failed to meet the standards of financial responsibility for its fiscal years ending May 31, 2007 and 2008, please revise to disclose that the composite scores assigned to NAU for the 2009, 2008, and 2007 fiscal years were 1.6, 0.5, and 0.2, respectively, as disclosed in note 3 on page F-31.

We have revised this risk factor to provide the additional information requested pursuant to the Staff’s comment.

Dlorah has restated its financial statements in the past…, page 61

27.           Revise to briefly explain the nature of these financial restatements.

Upon further review of this risk factor, we have determined it not to be a material risk, and, accordingly, have deleted it from the Amended Preliminary Proxy Statement.  In response to the Staff’s question, Dlorah restated its financial statements in 2007 and 2008 in an effort to straight-line its lease payments over the life of the leases and to update other immaterial items.

If the private placement of Camden’s sponsor’s private warrants was not conducted..., page 72

28.	Expand to clarify why there is a risk that the private placement may have been in violation of the Securities Act of 1933 and applicable blue sky laws.

Upon further review of this risk factor, we have determined it not to be a material risk and, accordingly, have deleted it from the Amended Preliminary Proxy Statement.

The Warrant Redemption Proposal - Purpose of the Redemption, page 83

29.	Explain how the warrant redemption “will increase the Company’s strategic opportunities...”

Upon further review of this disclosure, we have determined it to be redundant with the third bullet point in the same paragraph and, accordingly, have deleted it from the Amended Preliminary Proxy Statement.

Proposal 1-The Merger Proposal, page 85

Background of the Merger, page 86

30.
In the fourth paragraph on page 89, you state that you “retained outside advisors and consultants” who supplemented your work. Please identify these outside advisors and consultants and disclose the consideration paid to each.

We have revised the cited language to clarify that the Company had only retained its attorneys and accountants, in response to the Staff’s comment.

31.	Please revise to explain why the Merger Agreement was amended after it was finalized on August 7, 2009, and describe any material changes made.

We have revised the disclosure to indicate that the Merger Agreement was amended “to include the Warrant Redemption”, in response to the Staff’s comment.

Limitations on indemnification set forth in the Merger Agreement, page 92

32.	Please disclose how and why the Board determined that such indemnification limitations “are consistent with what could be expected.”

We have modified the language to disclose that the board of directors of the Company determined that such limitations, “were consistent with similar recent transactions the Board reviewed, including transactions involving other special purpose acquisition companies”, in response to the Staff’s comment.

The Fairness Opinion, page 92

33.
Please provide us with any analyses, reports, presentations, or other similar materials, including projections and board books, provided to or prepared by Signal Hill in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter.

We have included in the courtesy copies delivered to the Staff as supplemental information, (i) Signal Hill’s presentation dated August 7, 2009 to the Company’s Board of Directors which details the various analyses that Signal Hill performed in rendering its fairness opinion and (ii) Signal Hill’s engagement letter dated May 1, 2009.

34.
We note from your disclosure that Dlorah disclosed financial forecasts and projections to Signal Hill. Please revise your proxy statement to disclose all financial forecasts and projections, including the financial projections underlying your discounted cash flow analysis on page 100.

In response to the Staff’s comment, we have revised the Amended Preliminary Proxy Statement to add disclosure concerning financial forecasts and projections given to Signal Hill.

Selected Comparable Companies Trading Analysis, page 98

35.	Please explain why the first table in this subsection provides a “$” in the “Students” column.

The table column noted by the Staff represents total enterprise value per student.  Please note the header “Enterprise Value” above the “Students” column in the current table which justifies the dollar signs.

Material Federal Income Tax Consequences of the Transaction..., page 102

United States Federal Income Tax Considerations, page 102

36.
Revise to delete the assumption that the transaction qualifies as a reverse subsidiary merger under Sections 368(a)(1)(A) and 368(a)(2)(E), as it is inappropriate to assume any legal conclusion underlying your discussion.

We have deleted the assumption regarding any legal conclusion as to the tax treatment of the Transaction, in accordance with the Staff’s comment.

Business of Camden, page 151

Recent Developments, page 151

37.
We note your statement that the transaction consideration has an approximate value of $152,840,000. Please tell us in detail how you determined that amount. Tell us how this number reconciles to your pro forma financial statements.

The Transaction Consideration has an approximate value of $143.8 million.  We have revised our disclosure to reflect this change.  The transaction consideration of $143.8 million was estimated by Signal Hill in the Fairness Opinion as of August 7, 2009.  The Transaction value includes the following components:

•
Issuance of 100,000 shares of Class A Shares convertible into 15,730,000 shares of common stock valued at $7.85 per converted share (market price of Camden Learning on August 7, 2009).  The value is approximately $123.5 million;

•	Issuance of 2.8 million warrants valued using Black Scholes. The value is approximately $8.5 million;

•
Issuance of 575,000 shares of restricted stock.  The value is approximately $3.2 million, as estimated by Signal Hill in the Fairness Opinion based on the then-current market price of $7.85, with a 30% discount for marketability; and

•
Present Value of future Series A incremental dividends.  The value represents the present value of the difference ($0.33 per share) in dividends paid to Series A shareholders ($0.44 per share) above the dividends paid to common shareholders ($0.11 per share).  The value is approximately $8.7 million.

The Transaction Consideration of $143.8 million does not reconcile to the pro forma financial statements as this represents the fair value of consideration received by the accounting acquirer (legal acquiree).  As the Transaction is being accounted for as a reverse recapitalization, the fair value of the consideration received by the accounting acquirer would not be reflected in the pro forma financial statements.

Opportunity for stockholder approval of business combination, page 153

38.
You state in the second paragraph that you “will proceed with the Transaction only if a majority of the shares of common stock voted by the public stockholders are voted in favor of the Transaction....” (emphasis added.) However, you state in the preceding paragraph that your founding stockholders have agreed to acquire shares of common stock in the open market and that they will vote such shares (considered IPO Shares) in favor of the transaction. Since your affiliates, directors, executive officers, and sponsor should not be considered in the same category as “public stockholders,” please revise here and elsewhere in your proxy statement to clarify that “public stockholders” will include your insiders.

We have revised the disclosure throughout the Amended Preliminary Proxy Statement to clarify references to “public stockholders”, as distinguished from “holders of Common Stock purchased in the IPO or in the after market”, all in accordance with the Staff’s comment.

Business of Dlorah, page 167

Programs and Areas of Study, page, 74

39.	In the second paragraph on page 177, please revise to disclose the current status of your request with the Higher Learning Commission for approval of the identified graduate programming.

We have revised the referenced disclosure to indicate that, “This growth is expected to continue through measured expansion of graduate programming.  The Higher Learning Commission has recently approved NAU to offer a Master of Science in Nursing degree program beginning in January 2010.  Following the consummation of the Transaction, NAU anticipates seeking Higher Learning Commission approval to broaden its master’s degree programs and to begin a Doctor of Management degree program”, in response to the Staff’s comment.

40.
Please revise to create a new section that includes fiscal year 2009 Regulation S-K Item 402 disclosure regarding Dlorah that it would be required to make were it filing a Form 10 registration statement, including compensation and analysis disclosure. Please refer to Question 217.12 of the Compliance and Disclosure Interpretations relating Item 402 of Regulation S-K, available on our website at http://www sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We have created a new section that includes fiscal year 2009 Regulation S-K Item 402 disclosure regarding Dlorah that it would be required to make were it filing a Form 10 registration statement, including compensation and analysis disclosure in response to the Staff’s comment.

Results of Operations, page 199

41.
We note that student enrollment has increased at an average annual rate of approximately 9% since 1998, and that NAU experienced a 30% increase in student enrollment during the last fiscal year. Please assess whether this trend is expected to continue, and if so, if last year’s substantial increase is indicative of future expectations. If not, provide a narrative discussion of the extent to which such increase was attributable to any unusual or infrequent events or transactions or any significant economic changes.

We have revised this disclosure to provide the additional information requested pursuant to the Staff’s comment.

42.
We note that Dlorah, Inc. has several sources of revenue; however, you only discuss revenue in total. Please revise to discuss revenues from all sources. In this regard, you should also discuss cost of revenue for each source of revenue.

In accordance with the Staff's comment, we have revised the section titled “Results of Operations” to discuss all sources of revenue received by Dlorah.

43.	We note per page F-39 that Dlorah, Inc. has two segments. Please discuss in detail each segment’s results of operations.

In accordance with the Staff's comment, we have revised the section titled “Results of Operations” to discuss in detail both of Dlorah's segments.

44.
We note that the cost of education services expense as a percentage of net revenue has decreased during each of the last two fiscal years as a result of “efficiencies gained by students being advised to take online courses thereby leveraging the instructional efforts by gaining greater student to instructor ratios.” Please assess whether this trend is expected to continue.

We have revised this disclosure to provide the additional information requested pursuant to the Staff’s comment.

Liquidity and Capital Resources, page 202

Financing Activities, page 204

45.	Please disclose the reason(s) underlying the material change in net cash provided by (used in) financing activities for the years ended May 31, 2009 and 2008.

We have revised this disclosure by adding the additional information requested pursuant to the Staff’s comment.

Beneficial Ownership of Camden Securities, page 211

46.
Please revise to create a new section that discloses the information required by Item 403 of Regulation S-K, pertaining to the security ownership of beneficial owners and management of Camden following the merger.

We have added a new section pertaining to the security ownership of beneficial owners and management of Camden following the Transaction, in accordance with the Staff’s comment.

1. Summary of Significant Accounting Policies

Investments, page F-25

47.
It is unclear to us why you have presented the investment as a current asset considering the restrictions on its use pursuant to the note payable agreement with Wells Fargo Bank that matures in 2011. It appears that it should be classified as long term and re-labeled as restricted investments.

The substantial majority of the investments have no restrictions.  The investments were initially purchased by Dlorah several years ago as a mechanism to fund its operations in the event of a downturn in its business.  The investments are held at Wells Fargo Bank, where Dlorah also has obtained certain financing arrangements which require such investments to be held as collateral to the extent of outstanding borrowings.  As of May 31, 2009, borrowings from Wells Fargo of approximately $714,000 were outstanding, of which $382,000 had maturities beyond one year.  Dlorah believes the pledge of these investments is transparent in the notes to its financial statements, and did not separate the long term portion because the amount is less than 3% of its current assets and less than 1% of its total assets, which they believe is not material. In addition to the quantitative considerations, Dlorah also considered Staff Accounting Bulletin No. 99. Dlorah does not believe that a change in the classification of $382,000 of the investments to long-term would affect any trends in its business, management compensation, compliance with any contracts or covenants, or any other factors that would likely be significant to readers of its financial statements.

Annex I

Amended and Restated Agreement and Plan of Reorganization, page 71

48.	In your response letter or by supplement, please summarize the obligations set forth on Section 6.2(k)-1 and 6.2(k)-2 of the Company Disclosure Schedule.

Section 6.2(k)-1 of the Company Disclosure Schedule lists obligations owed by the Company to seventeen members of the Buckingham family.  The amounts owed range from a high of approximately $356,565 to a low of approximately $300.  Collectively, these obligations total approximately $1,147,907.  Each of these separate obligations earns interest at a rate equal to the 11th Federal Reserve District ARM Index plus 2.81.  The Company will satisfy these obligations on the day immediately preceding the closing of the Transaction.

Section 6.2(k)-2 of the Company Disclosure Schedule lists payments the Company has historically made to certain members of the Buckingham family which will cease effective as of the closing of the Transaction.  These payments include (i) monthly advisory fees to 12 members of the Buckingham family; (ii) salary payments to Mary Ellen Buckingham and Linda Copper; and (iii) annual rental payments to Debbie Buckingham and Judy Buckingham.

In connection with your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Mimeles at (212) 370- 1300 ext. 7118 or the undersigned at (410) 878-6800 if you have questions.

Very truly yours,

/s/David L. Warnock
David L. Warnock, Chief Executive Officer